SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184
January 26, 2011

VIA EDGAR Lyn Shenk, Esq. Branch Chief, Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Star Bulk Carriers Corp. Form 20F for the Fiscal Year Ended December 31, 2009 Filed March 23, 2010 File No. 001-33869

Dear Mr. Shenk:

Reference is made to your letter dated November 24, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided Star Bulk Carriers Corp. (the "Company") with comments relating to its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the "Annual Report").  On December 30, 2010, the Company filed its response to those comments via Edgar as Commission correspondence.  By letter dated January 13, 2011 (the "January 2011 Letter"), the Staff provided the Company with an additional comment relating to the Annual Report.

On behalf of the Company, we submit this response to the January 2011 Letter.  The Company's response, together with the Staff's comment to which it relates, are set forth below.

Form 20-F For Fiscal Year Ended December 31, 2009

Note 16: Subsequent Events, page F-53

1.
We note your response to our prior comment 3.  We note that on January 18, 2010, you entered into a memorandum of agreement for the sale of Star Beta and that, as a result, you recorded an impairment charge in the first quarter of 2010.  Please tell us the basis for your conclusion to recognize the impairment loss in 2010 rather than 2009.  As part of your response, please tell us when you began an active program to locate a buyer and when you began marketing the vessel for sale. Please also tell us when negotiations with the buyer began.  Tell us whether the undiscounted cash flows expected to result from the use and eventual disposition of the vessel, as included in your December 31, 2009 impairment analysis, reflected the likelihood of the sales agreement that was entered into on January 18, 2010. If not, please explain why. Finally, please provide us with a copy of the December 31, 2009 impairment analysis for this vessel.

Securities and Exchange Commission
January 26, 2011

The Company respectfully advises the Staff that the vessel Star Beta was employed under a long-term time charter arrangement expected to expire between March 2010 (earliest re-delivery date) and May 2010 (latest re-delivery date). The Company has advised us that as of December 31, 2009, it had no intention to sell the vessel, did not have an active program to locate a buyer nor was it marketing the vessel for sale. Accordingly, the undiscounted cash flows used by the Company in the vessel impairment analysis reflect the use and eventual disposition of the vessel through the end of its estimated useful life.

The Company has advised us that the sale of the Star Beta was initiated by the third party buyer on an unsolicited basis via ship brokers. Further, the buyer contacted the Company for the first time on January 7, 2010 to inquire whether the Company would consider selling the vessel and asked the Company to provide it with potential terms of the sale of the vessel.  Unsolicited contacts through the use of sale and purchase brokers working on behalf of a seller or buyer as intermediaries are common practice in the shipping industry. Through a broker, a potential buyer is able to gain information about any ocean going vessel of interest in the fleet of vessels worldwide.  The Company has advised us that on January 11, 2010, the Company received a preliminary offer from the third party buyer to purchase the vessel for a gross sales price of $21.0 million; that after consideration, the Company's management determined that it was in the Company's best interest to sell the vessel and modernize its fleet with one or more newer replacement vessels with the goal of achieving higher daily charter rates and lower daily operating expenses. Moreover, the Company has advised us that the proposed sale price for the vessel was $2 million higher than the sale price of the vessel Star Alpha, the sister vessel that the Company sold in mid-2009. The Company has advised us that once the Company determined that the sale would be beneficial, on January 14, 2010, the Company reached an oral agreement with the buyer for a gross sales price of $22.0 million and on that same date the Company's Board of Directors approved the proposed sale of the vessel.  The Company has advised us that the Company entered into the Memorandum of Agreement to sell the vessel on January 18, 2010, and that the vessel was delivered to the new owner on July 2, 2010 shortly after the expiration of its existing time charter.

The Company has advised us that it tested the carrying amount of the vessel Star Beta for recoverability as of December 31, 2009 (in accordance with ASC 360-10),without considering the subsequent sale of the vessel, because as of that date, a sale of the vessel was not under consideration for sale nor was it considered likely that the vessel would be sold.  The Company has advised us that the Company compared the undiscounted cash flows to the carrying value of the vessel to determine if it was impaired and that under this method, significant management judgment was required in preparing the forecast of future operating results.  Attached hereto, as Exhibit 1, is the Company's impairment analysis for the vessel as of December 31, 2009.  Based on the assumptions set forth therein, the Company concluded that the sum of undiscounted cash flows to be generated from the use of the vessel Star Beta through February 2018 (the remaining useful life of the vessel) was approximately $111.7 million.  This amount exceeded the net book value of the vessel as of December 31, 2009 by approximately $56.4 million and thus the vessel was not considered to be impaired and no impairment charge was recognized for the vessel for the year ended December 31, 2009.

____________________

Securities and Exchange Commission
January 26, 2011

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1420 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Robert E. Lustrin Robert E. Lustrin, Esq.
cc:	George Syllantavos Chief Financial Officer Star Bulk Carriers Corp.

Securities and Exchange Commission
January 26, 2011

Exhibit I

The results of impairment assessment for the vessel Star Beta assuming it will be used until the end of its economic life:

December 31, 2009

Vessel	Light Weight Tons	Residual Value	Undiscounted Operating Cash Flows	Undiscounted Cash Flows	Net Book Value 12/31/2009	Undiscounted Cash Flows in Excess of Net Book Value

Star Beta	24,308	4,861,600	106,876,213	111,737,813	55,306,442	56,431,371

Securities and Exchange Commission
January 26, 2011

The sum of the undiscounted operating cash flows expected to result from the use and eventual disposition of the vessel Star Beta assuming it will be used until the end of its economic life:

December 31, 2009

	2010	2011	2012	2013	2014	2015	2016	2017	2018
Revenue
Net Hire Revenue	17,337,924	16,848,326	19,294,051	17,391,821	19,294,051	19,294,051	16,848,326	19,294,051	3,152,268

Expenses
OPEX	(3,612,405)	(3,756,901)	(3,907,177)	(4,063,464)	(4,226,003)	(4,395,043)	(4,570,845)	(4,753,679)	(799,139)
DD and SS expenses	0	(2,700,000)	0	(2,100,000)	0	0	(2,700,000)	0	0

Voyage expenses	(36,000)	(36,000)	(36,000)	(36,000)	(36,000)	(36,000)	(36,000)	(36,000)	(6,000)

Total expenses	(3,648,405)	(6,492,901)	(3,943,177)	(6,199,464)	(4,262,003)	(4,431,043)	(7,306,845)	(4,789,679)	(805,139)
Operating cash flow	13,689,519	10,355,425	15,350,874	11,192,356	15,032,048	14,863,008	9,541,482	14,504,373	2,347,129
Cumulative cash flow	13,689,519	24,044,944	39,395,818	50,588,174	65,620,222	80,483,231	90,024,712	104,529,085	106,876,213

Securities and Exchange Commission
January 26, 2011

Explanation of the assumptions used when determining the sum of undiscounted cash flows for the vessel Star Beta assuming it will be used until end of its economic life.

December 31, 2009

Net hire revenue:

•	Actual daily time charter rate of $32,500 through the date of the expected termination of the existing charter party in March 2010 (earliest redelivery date).
The time charter for the Star Beta provided for a window of  ± 1.5 months for redelivery at charterers' option (which is a typical provision).

•
After the expected expiration of the existing time charter agreement in March 2010, the Company used a daily spot time charter rate of $56,614. This rate is a nine-year average of the six-month long spot time charter rates for a Capesize obtained from industry sources. The six-month time charter rate reflects management's chartering strategy. Furthermore a nine-year average spot time charter rate is considered to cover one business cycle of the drybulk shipping industry segment, which also coincides with the remaining useful life of the vessel Star Beta.

Six-month spot time charter rates for 170,000 dwt (Capesize) drybulk carrier

Date	$/Day
2001	10,008
2002	13,873
2003	38,767
2004	69,823
2005	52,192
2006	49,142
2007	118,356
2008	117,832
2009	39,538
Average	56,614
Information obtained from industry sources

•	Gross revenue was reduced by an estimated commission of 4% as a percentage of revenue. The commission rate is based on the historical commission paid for this vessel.

•
Projected revenue was not calculated for the estimated 10 off-hire days per year. Off-hire days represent the time period during which vessel does not earn revenue due to technical, operational or various other reasons. This estimate is based on the historical fleet utilization and management's estimates for the remaining economical life of the Star Beta.

Securities and Exchange Commission
January 26, 2011

•
Projected revenue was not calculated for the periods of drydocking ("DD") and special surveys ("SS").  Management estimated the average duration of 45 days for special surveys and 35 days for drydocking in the years the vessel was scheduled to undergo either docking or special survey. Star Beta was scheduled for two special surveys and one drydocking during its remaining useful life. The days were estimated by the Company's Technical Department based on their industry experience.

Operating expenses:

•
Vessel's operating expenses (OPEX) were estimated to be $9,897 per day based on the actual costs incurred for the Star Beta during 2009 (the "base year").  These costs are considered to be representative for a vessel aged between 15-25 years.

•	OPEX for the base year were escalated by 4% per annum to account for expected inflation.

Drydocking (DD) and special survey (SS) expenses:

•	(DD) and special survey (SS) cost estimated at $2,100,000 and $2,700,000, respectively, based on Management's experience of the industry.

Voyage expenses

•
Voyage expenses are paid by the charterer under a time charter agreement, and these are factored into the time charter rates. Any additional out-of-pocket expenses expected to be incurred by the Company at various ports, and which are not paid by the charterers, are minor and are estimated to be approximately $36,000. These expenses are expected to remain constant every year.

Residual value:

•
The Company used an estimated vessel scrap rate of $200 per light weight ton, the same rate used for calculating depreciation expense. The vessel Star Beta's specifications indicate that it has 24,308 light weight tons, which resulted in the residual value of $4,861,600. The estimated scrap rate of $200 per light weight ton is conservative, as it is lower than the average of the monthly scrap metal prices for the past 8 years, $346 per ton, according to industry sources.

Useful life of the vessel

•	Useful life of the vessel is 25 years. The construction of Star Beta was completed in March, 1993, and consequently its useful life was estimated to end in February 2018.

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